Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

June 2, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXTENDS HIGH GRADE ARGENTINA VEINS AT THE TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that results of new surface drilling at the Company’s 100% owned Topia Mine in Durango, Mexico have successfully confirmed the extension of high grade silver, gold, lead and zinc mineralization to approximately 100 meters below existing workings along a 600 metre strike length of the Argentina vein and in parallel hanging-wall (HW) and foot-wall (FW) veins. The veins remain open at depth and to the east of this drilled area.

Surface drilling on this zone was highlighted by hole ST07-068, which intersected 2,550g/t silver, 0.789g/t gold, 4.06% lead, and 7.08% zinc over 0.62 metres; and hole ST07-066, which intersected 826g/t silver, 0.1g/t gold, 2.84% lead, and 8.24% zinc over 0.85 metres in the main Argentina Vein and 671g/t silver, 0.22g/t gold, 1.79% lead, and 6.16% zinc over 0.40 meters in a foot-wall zone.

The drilling concentrated in open areas below Level 2, and west of and below Levels 3, 4, and 5 along the 600 metre strike length of the Argentina vein. The vein intersections showed consistently high base and precious metal values, and better than average widths of the main Argentina vein as well as hanging-wall or foot-wall parallel veins. This was very encouraging in light of the large, 100 meter by 600 meter, area of drilling. Of particular note is that the deeper holes such as ST08-069 have higher gold and copper values along with silver, lead and zinc, reflecting metal zoning typical of epithermal vein deposits (see Argentina vein longitudinal section on the Company web-site). For example, ST08-069, the most easterly hole of the recent drilling campaign intersected 788g/t silver, 7.21g/t gold, 11.3% lead, 0.92% zinc, and 2.48% copper over 0.84 metres. Further drilling will be conducted east of this, below old mine workings.

Multiple opportunities exist to access these deep intersections from existing workings. The ongoing rehabilitation of the Victoria Adit will provide access to the lowest Level 7 from where ramp access is planned to connect to the decline being driven from Level 2.

To end this phase of the surface drilling program, two core holes were drilled along the Cantarranas vein to explore an area below previous workings. Drill-hole ST08-074 intersected 139g/t silver, 0.45g/t gold, 1.4% lead, and 5.09% zinc over 0.57 metres. Surface drilling is scheduled to resume in October 2008 at the end of the rainy season.

Underground development and exploitation is presently taking place on eight mineralized vein structures on the Topia Mine property. This includes initial development along the Don Benito vein, continued development along the Recompensa, Argentina, Madre, Cantarranas, La Dura, and Animas veins and commencement of development along the San Gregorio vein. An independent mineral resource evaluation is presently being conducted for the mine by Wardrop Engineering of Vancouver, B.C.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Highlights of recent surface drilling:

Hole Number	From (m)	To (m)	Width (m)	True Width (m)	Vein Name	Ag g/t	Au g/t	Pb %	Zn %	Cu %

ST07-063	254.73	254.93	0.20	0.11	Argentina HW	505	0.43	2.01	0.12
ST07-063	257.32	258.32	1.00	0.57	Argentina Main	194	0.18	1.10	0.33
ST07-063	276.90	277.20	0.30	0.17	Argentina FW 1	335	0.09	0.51	0.17
ST07-063	277.98	278.60	0.62	0.35	Argentina FW 2	286	0.04	0.15	0.03

ST07-066	307.87	308.72	0.85	0.47	Argentina Main	826	0.10	2.84	8.24
ST07-066	326.95	327.35	0.40	0.22	Argentina FW 1	671	0.22	1.79	6.16

ST07-067	351.35	351.95	0.60	0.42	Argentina Main	452	2.17	2.39	1.28

ST08-068	290.82	291.44	0.62	0.37	Argentina Main	2,550	0.79	4.06	7.08

ST08-069	267.15	267.60	0.45	0.27	Argentina HW	117	0.11	0.02	0.02
ST08-069	269.41	270.25	0.84	0.50	Argentina Main	788	7.21	11.30	0.92	2.48

ST08-071	310.85	311.40	0.55	0.44	Argentina Main	418	1.48	4.27	0.42
ST08-071	311.40	311.65	0.25	0.20	Argentina Main	22	0.07	3.96	0.13
ST08-071	311.65	311.85	0.20	0.16	Argentina Main	1,220	2.07	9.86	0.87

ST08-074	247.06	247.63	0.57	0.28	Cantarranas	139	0.45	1.4	5.09

Analysis of the drill core was performed by SGS Minerals Services, in their Durango, Mexico facilities. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.